UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 July 2019

Commission File number 001-15246

LLOYDS BANK plc

(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ☐.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and / or results of the Lloyds Bank Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Lloyds Bank Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Lloyds Bank Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Lloyds Bank Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks related to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Lloyds Bank Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Lloyds Bank Group’s directors, management or employees including industrial action; changes to the Lloyds Bank Group’s post- retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Lloyds Bank Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward-looking statements.

The Lloyds Bank Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the Lloyds Bank Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of the Lloyds Bank Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Lloyds Bank Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

BASIS OF PRESENTATION

This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results as at and for the half-year ended 30 June 2019.  Lloyds Bank plc is a wholly-owned subsidiary of Lloyds Banking Group plc and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 to be filed with the SEC on the date hereof.

The current period and comparative information included in the consolidated financial statements presented in this Form 6-K differs from that provided in the Group’s UK results for the six months ended 30 June 2019. As reported in the Bank’s 2018 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Group’s 2018 UK Annual Report and Accounts and its 2018 Form 20-F resulted in the charge recognised in respect of PPI complaints in the Bank’s 2018 Form 20-F being £649 million greater than that recorded in the Group’s 2018 UK Annual Report and Accounts. Consequently, the charge recognised by the Group in its UK basis results for the six months ended 30 June 2019 was £649 million greater than on a US basis. As at 30 June 2019, the Group has reported the same net assets on a US basis and on a UK basis.

FINANCIAL REVIEW

During the half-year to 30 June 2019, Lloyds Bank plc and its subsidiaries (‘the Group’) recorded a profit before tax of £3,356 million compared with a profit before tax from its continuing operations in the half-year to 30 June 2018 of £2,354 million, an increase of £1,002 million or 43 per cent driven by the absence of a charge in respect of payment protection insurance (half-year to 30 June 2018: £546 million). The Bank sold its subsidiary, Scottish Widows Group Limited, to its ultimate holding company during May 2018; due to the significance of the Scottish Widows entities they have been classified as discontinued operations in the comparative figures. The profitability of the Group has also been affected by the sales in May and June 2018 of those elements of its business required to be transferred in order to ensure compliance with ring-fencing legislation, to fellow Lloyds Banking Group undertakings. Comparative figures have not been adjusted for the effect of these sales, impacting comparisons between the two periods.

Total income increased by £101 million, or 1 per cent, to £8,614 million in the half-year to 30 June 2019 compared with £8,513 million in the half-year to 30 June 2018; a £323 million decrease in net interest income was more than offset by an increase of £424 million in other income.

Net interest income was £6,068 million in the half-year to 30 June 2019, a decrease of £323 million, or 5 per cent, compared to £6,391 million in the half-year to 30 June 2018 as a result of both a decrease in net interest margin, with lower deposit costs, and the benefit of increased current account balances offset by continued pressure on asset margins, and lower levels of average interest-earning assets as growth in targeted segments in particular small and medium-sized enterprises (SMEs) and UK Motor Finance, was offset by reduced mortgage balances in the closed book and the impact of the business transfers and sale of the Irish mortgage portfolio in the first half of 2018.

Other income was £424 million, or 20 per cent, higher at £2,546 million in the half-year to 30 June 2019 compared to £2,122 million in the half-year to 30 June 2018; decreases in fee and other income following the transfers of businesses were offset by an increased level of recharges to other Lloyds Banking Group entities. During the half-year to 30 June 2019 the Bank realised a profit of £107 million on the sale of certain wealth management business to a fellow Lloyds Banking Group subsidiary and a profit of £16 million on the transfer of private client asset management business to Cazenove Capital.

Operating expenses decreased by £1,060 million, or 19 per cent, to £4,669 million in the half-year to 30 June 2019 compared with £5,729 million in the half-year to 30 June 2018. There was an £660 million reduction in regulatory provisions and a £400 million decrease in other operating expenses. The charge in respect of regulatory provisions was £118 million compared to £778 million in the half-year to 30 June 2018; there was no charge in respect of payment protection insurance, compared to a charge of £546 million in the half-year to 30 June 2018, and the charge in respect of other conduct issues was £118 million compared to £232 million in the half-year to 30 June 2018. Other operating expenses were £400 million, or 8 per cent, lower at £4,551 million in the half-year to 30 June 2019 compared to £4,951 million in the half-year to 30 June 2018 reflecting, in particular, a lower level of restructuring costs following the completion of the ring-fencing programme and the migration of MBNA. During the half-year to 30 June 2019, the Group incurred a charge of £75 million in relation to an onerous contract for the ongoing servicing of wealth management business transferred to a fellow Lloyds Banking Group subsidiary.

Impairment losses increased by £159 million to £589 million in the half-year to 30 June 2019 compared with £430 million in the half-year to 30 June 2018, with the charge in respect of loans and advances to customers increasing by £166 million, or 37 per cent, to £610 million from £444 million in the half-year to 30 June 2018. The increase was driven by a number of factors including aligning credit card provisioning methodologies, lower cash recoveries, slightly weaker used car prices and charges in respect of two corporate cases in Commercial Banking. Overall credit performance in the UK mortgage book remains strong with the average mortgage loan-to-value improving slightly to 42.6 per cent from 44.1 per cent at 31 December 2018.

Total assets were £605 million lower at £592,919 million at 30 June 2019 compared to £593,524 million at 31 December 2018. Loans and advances to customers increased by £8,143 million, to £472,187 million, compared to £464,044 million at 31 December 2018, mainly as a result of an increase of £13,601 million in reverse repurchase agreement balances held for liquidity purposes. Although there was growth in lending to targeted segments, particularly SMEs and UK Motor

Finance, this was more than offset by a reduction in mortgage balances. Property, plant and equipment increased by £1,340 million, or 16 per cent, to £9,855 million compared to £8,515 million at 31 December 2018 following the establishment of a right-of-use asset on the implementation of IFRS 16. These movements were offset by a reduction in financial assets at fair value through profit or loss which were £16,352 million lower at £6,904 million compared to £23,256 million at 31 December 2018 as a result of the run-down of trading book positions following ring-fencing.

Total liabilities were £1,178 million lower at £552,596 million compared to £553,774 million at 31 December 2018. Deposit from banks were £3,721 million, or 14 per cent, higher at £29,984 million compared to £26,263 million at 31 December 2018 and customer deposits were £2,982 million, or 1 per cent, higher at £394,233 million compared to £391,251 million at 31 December 2018, reflecting both increased repo balances and growth in bank deposits taken on for funding purposes. Customer deposits, excluding repos, were broadly unchanged as growth in retail current accounts and commercial deposits has been offset by reduced retail savings balances. Debt securities in issue were £4,808 million, or 7 per cent, higher at £69,341 million compared to £64,533 million at 31 December 2018 reflecting issuance for funding purposes. Other liabilities were £1,997 million higher at £6,332 million compared to £4,335 million at 31 December 2018 reflecting the lease liability recognised following the implementation of IFRS 16. These movements were offset by a reduction in financial liabilities at fair value through profit or loss which were £9,493 million lower at £8,237 million compared to £17,730 million at 31 December 2018 reflecting the reductions in trading book activity.

Total equity increased by £573 million from £39,750 million at 31 December 2018 to £40,323 million at 30 June 2019, as the profit for the period of £2,593 million was offset by dividends paid in the period of £2,100 million.

The Group’s common equity tier 1 capital ratio reduced to 14.4 per cent (31 December 2018: 14.6 per cent), reflecting the accrual for foreseeable dividends in respect of the first half of 2019, movements in the defined benefit pension schemes and an increase in the deductions for intangible assets and deferred tax assets, partially offset by profits for the period. The tier 1 capital ratio reduced to 17.5 per cent (31 December 2018: 18.0 per cent) primarily reflecting the reduction in common equity tier 1 capital and the annual reduction in the transitional limit applied to grandfathered AT1 capital. The total capital ratio reduced to 21.0 per cent (31 December 2018: 22.1 per cent), largely reflecting the reduction in tier 1 capital, the annual reduction in the transitional limit applied to grandfathered tier 2 capital and amortisation on dated tier 2 instruments.

Risk-weighted assets reduced by £609 million, or 0.3 per cent, to £173,782 million at 30 June 2019, compared to £174,391 million at 31 December 2018, reflecting reductions in counterparty credit risk, market risk and operational risk, partially offset by a net increase in credit risk, largely driven by the implementation of IFRS 16 and mortgage model changes.

The Group’s UK leverage ratio was unchanged at 4.8 per cent.

Capital position at 30 June 2019

The Group’s capital position as at 30 June 2019, applying CRD IV transitional rules and IFRS 9 transitional arrangements, is set out in the following section.

FINANCIAL REVIEW (continued)

Capital ratios

Capital resources (transitional)	At 30 June 2019	At 31 Dec 2018
	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	37,026	36,460
Adjustment to retained earnings for foreseeable dividends	(2,000)	(2,100)
Adjustment for own credit	(59)	(280)
Cash flow hedging reserve	(1,729)	(1,110)
Other adjustments	395	468
	33,633	33,438
Less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,841)	(3,628)
Prudent valuation adjustment	(255)	(253)
Removal of defined benefit pension surplus	(1,184)	(994)
Deferred tax assets	(3,271)	(3,106)
Common equity tier 1 capital	25,082	25,457

Additional tier 1
Additional tier 1 instruments	5,257	5,937
Total tier 1 capital	30,339	31,394

Tier 2
Tier 2 instruments	6,507	7,096
Other adjustments	(389)	(9)
Total tier 2 capital	6,118	7,087

Total capital resources	36,457	38,481

Risk-weighted assets	173,782	174,391

Common equity tier 1 capital ratio(1)	14.4%	14.6%
Tier 1 capital ratio(1)	17.5%	18.0%
Total capital ratio(1)	21.0%	22.1%

(1)         Reflecting the full impact of IFRS 9 at 30 June 2019, without the application of transitional arrangements, the Group’s common equity tier 1 capital ratio would be 14.1 per cent, the tier 1 capital ratio would be 17.2 per cent and the total capital ratio would be 20.9 per cent.

FINANCIAL REVIEW (continued)

	At 30 June 2019	At 31 Dec 2018
	£m	£m
Risk-weighted assets
Foundation Internal Ratings Based (IRB) Approach	48,334	52,268
Retail IRB Approach	62,202	59,500
Other IRB Approach	11,599	9,609
IRB Approach	122,135	121,377
Standardised Approach	22,950	23,274
Credit risk	145,085	144,651
Counterparty credit risk	2,183	2,328
Contributions to the default funds of central counterparties	155	637
Credit valuation adjustment risk	376	305
Operational risk	24,096	24,558
Market risk	230	470
Underlying risk-weighted assets	172,125	172,949
Threshold risk-weighted assets	1,657	1,442
Total risk-weighted assets	173,782	174,391

FINANCIAL REVIEW (continued)

	Fully Loaded
	At 30 June 2019	At 31 Dec 2018
	£m	£m
Leverage ratio

Total tier 1 capital for leverage ratio
Common equity tier 1 capital	25,082	25,457
Additional tier 1 capital	3,217	3,217
Total tier 1 capital	28,299	28,674

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	10,748	11,293
Securities financing transactions (SFTs)	53,787	53,467
Loans and advances and other assets	528,384	528,764
Total assets	592,919	593,524

Qualifying central bank claims	(38,605)	(35,512)

Deconsolidation adjustments and intragroup exemptions
Derivative financial instruments	11	(2,557)
Securities financing transactions (SFTs)	—	(1,434)
Loans and advances and other assets	(1,539)	(1,921)
Total deconsolidation adjustments and intragroup exemptions	(1,528)	(5,912)

Derivatives adjustments
Adjustments for regulatory netting	(2,861)	(2,994)
Adjustments for cash collateral	(7,760)	(6,018)
Net written credit protection	152	—
Regulatory potential future exposure	9,071	8,956
Total derivatives adjustments	(1,398)	(56)

SFT adjustments	(597)	(606)

Off-balance sheet items	48,060	47,863

Regulatory deductions and other adjustments	(7,956)	(7,872)

Total exposure measure	590,895	591,429

UK leverage ratio(1)	4.8%	4.8%

CRD IV leverage exposure measure	629,500	626,941
CRD IV leverage ratio	4.5%	4.7%

(1)   Reflecting the full impact of IFRS 9 at 30 June 2019, without the application of transitional arrangements, the Group’s UK leverage ratio would be 4.7 per cent.

PRINCIPAL RISKS AND UNCERTAINTIES

The Group’s principal risks and uncertainties are reviewed and reported regularly as advised in our 2018 Annual Report on Form 20-F. Following a review of the Group’s risk categories, change and execution risk, data risk and operational resilience risk were elevated from secondary to primary risk categories in the Group’s Risk Management Framework.

The external risks faced by the Group may impact the success of delivering against the Group’s long term strategic objectives. They include but are not limited to global macro-economic conditions, ongoing political uncertainty, regulatory developments and market liquidity.

These changes are being embedded during 2019 and are now reflected within the Group’s principal risks as below:

Credit risk — The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off balance sheet). For example observed or anticipated changes in the economic environment could impact profitability due to an increase in delinquency, defaults, write-downs and/or expected credit losses.

Regulatory and legal risk — The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Conduct risk —The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Operational risk — Operational Risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

People risk — The risk that the Group fails to provide an appropriate colleague and customer centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Capital risk —The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Funding and liquidity risk — Funding risk is the risk that we do not have sufficiently stable and diverse sources of funding. Liquidity risk is the risk that we have insufficient financial resources to meet our commitments as they fall due.

Governance risk — The risk that the Group’s organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

Market risk — The risk that the Group’s capital or earnings profile is affected by adverse market rates. The principal market risks are interest rates and credit spreads in the banking business and equity, credit spreads and longevity risk in the Group’s defined benefit pension schemes.

Model risk — The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

Data risk - The risk of the Group failing to effectively govern, manage, and protect its data (or the data shared with Third Party Suppliers) impacting the Group’s agility, accuracy, access and availability of data, ultimately leading to poor customer outcomes, loss of value to the Group and mistrust from regulators.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Operational resilience risk - The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technical) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer expectations and needs when the continuity of operations is compromised.

Change/execution risk — The risk that in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group’s risk appetite.

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

	Note	Half-year to 30 June 2019	Half-year to 30 June 2018(1)
		£m	£m

Interest and similar income		8,016	8,045
Interest and similar expense		(1,948)	(1,654)
Net interest income		6,068	6,391
Fee and commission income		1,193	1,290
Fee and commission expense		(531)	(538)
Net fee and commission income	3	662	752
Net trading income		296	184
Other operating income		1,588	1,186
Other income		2,546	2,122
Total income		8,614	8,513
Regulatory provisions		(118)	(778)
Other operating expenses		(4,551)	(4,951)
Total operating expenses	4	(4,669)	(5,729)
Trading surplus		3,945	2,784
Impairment	5	(589)	(430)
Profit before tax — continuing operations		3,356	2,354
Tax expense	6	(763)	(668)
Profit after tax — continuing operations		2,593	1,686
Profit after tax — discontinued operations	10	—	1,314
Profit for the period		2,593	3,000

Profit attributable to ordinary shareholders		2,433	2,842
Profit attributable to other equity shareholders		139	135
Profit attributable to equity holders		2,572	2,977
Profit attributable to non-controlling interests		21	23
Profit for the period		2,593	3,000

(1)         Restated, see note 1.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 June 2019	Half-year to 30 June 2018(1)
	£m	£m

Profit for the period	2,593	3,000
Other comprehensive income:
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(173)	908
Tax	44	(206)
	(129)	702
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	—	(97)
Tax	12	22
	12	(75)
Gains and losses attributable to own credit risk:
Gains and (losses) before tax	(303)	167
Tax	82	(45)
	(221)	122
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(55)	110
Income statement transfers in respect of disposals	(177)	(206)
Tax	69	46
	(163)	(50)
Movement in cash flow hedging reserve:
Effective portion of changes in fair value	1,078	(286)
Net income statement transfers	(231)	(423)
Tax	(228)	194
	619	(515)
Currency translation differences (tax: nil)	(5)	(2)
Other comprehensive income for the period, net of tax	113	182
Total comprehensive income for the period	2,706	3,182

Total comprehensive income attributable to ordinary shareholders arising from continuing operations	2,546	1,680
Total comprehensive income attributable to ordinary shareholders arising from discontinued operations	—	1,344
Total comprehensive income attributable to ordinary shareholders	2,546	3,024
Total comprehensive income attributable to other equity holders	139	135
Total comprehensive income attributable to equity holders	2,685	3,159
Total comprehensive income attributable to non-controlling interests	21	23
Total comprehensive income for the period	2,706	3,182

(1)         Restated, see note 1.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 June 2019(1)	At 31 Dec 2018
		£m	£m
Assets
Cash and balances at central banks		42,712	40,213
Items in course of collection from banks		692	645
Financial assets at fair value through profit or loss	7	6,904	23,256
Derivative financial instruments		10,748	11,293

Loans and advances to banks		4,202	3,692
Loans and advances to customers		472,187	464,044
Debt securities		5,318	5,095
Due from fellow Lloyds Banking Group undertakings		1,887	1,878
Financial assets at amortised cost	8	483,594	474,709
Financial assets at fair value through other comprehensive income		26,680	24,368
Goodwill		474	474
Other intangible assets		3,589	3,322
Property, plant and equipment		9,855	8,515
Current tax recoverable		2	1
Deferred tax assets		3,076	3,222
Retirement benefit assets	12	1,509	1,267
Other assets		3,084	2,239
Total assets		592,919	593,524

(1)         Reflects the implementation of IFRS 16, see note 1.

CONSOLIDATED BALANCE SHEET (unaudited) (continued)

	Note	At 30 June 2019(1)	At 31 Dec 2018
		£m	£m

Equity and liabilities
Liabilities
Deposits from banks		29,984	26,263
Customer deposits		394,233	391,251
Due to fellow Lloyds Banking Group undertakings		17,514	19,663
Items in course of transmission to banks		467	615
Financial liabilities at fair value through profit or loss		8,237	17,730
Derivative financial instruments		9,675	10,911
Notes in circulation		1,042	1,104
Debt securities in issue	11	69,341	64,533
Other liabilities		6,332	4,335
Retirement benefit obligations	12	250	245
Current tax liabilities		506	354
Deferred tax liabilities		1	—
Other provisions		2,582	4,025
Subordinated liabilities		12,432	12,745
Total liabilities		552,596	553,774

Equity
Share capital		1,574	1,574
Share premium account		600	600
Other reserves		7,416	6,965
Retained profits		27,436	27,321
Shareholders’ equity		37,026	36,460
Other equity instruments		3,217	3,217
Total equity excluding non-controlling interests		40,243	39,677
Non-controlling interests		80	73
Total equity		40,323	39,750
Total equity and liabilities		592,919	593,524

(1)         Reflects the implementation of IFRS 16, see note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2019	2,174	6,965	27,321	36,460	3,217	73	39,750
Comprehensive income
Profit for the period	—	—	2,572	2,572	—	21	2,593
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(129)	(129)	—	—	(129)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(163)	—	(163)	—	—	(163)
Equity shares	—	12	—	12	—	—	12
Gains and losses attributable to own credit risk, net of tax	—	—	(221)	(221)	—	—	(221)
Movements in cash flow hedging reserve, net of tax	—	619	—	619	—	—	619
Currency translation differences (tax: nil)	—	(5)	—	(5)	—	—	(5)
Total other comprehensive income	—	463	(350)	113	—	—	113
Total comprehensive income	—	463	2,222	2,685	—	21	2,706
Transactions with owners
Dividends	—	—	(2,100)	(2,100)	—	—	(2,100)
Distributions on other equity instruments	—	—	(139)	(139)	—	—	(139)
Capital contributions received	—	—	123	123	—	—	123
Return of capital contributions	—	—	(3)	(3)	—	—	(3)
Changes in non-controlling interests	—	—	—	—	—	(14)	(14)
Total transactions with owners	—	—	(2,119)	(2,119)	—	(14)	(2,133)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(12)	12	—	—	—	—
Balance at 30 June 2019	2,174	7,416	27,436	37,026	3,217	80	40,323

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2018	2,174	7,484	36,749	46,407	3,217	379	50,003
Comprehensive income
Profit for the period(1)	—	—	2,977	2,977	—	23	3,000
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	702	702	—	—	702
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(50)	—	(50)	—	—	(50)
Equity shares	—	(75)	—	(75)	—	—	(75)
Gains and losses attributable to own credit risk, net of tax	—	—	122	122	—	—	122
Movements in cash flow hedging reserve, net of tax	—	(515)	—	(515)	—	—	(515)
Currency translation differences (tax: nil)	—	(2)	—	(2)	—	—	(2)
Total other comprehensive income	—	(642)	824	182	—	—	182
Total comprehensive income	—	(642)	3,801	3,159	—	23	3,182
Transactions with owners
Dividends	—	—	(10,422)	(10,422)	—	(5)	(10,427)
Distributions on other equity instruments(1)	—	—	(135)	(135)	—	—	(135)
Capital repayment to parent	—	—	(1,800)	(1,800)	—	—	(1,800)
Capital contributions received	—	—	126	126	—	—	126
Changes in non-controlling interests	—	—	—	—	—	(305)	(305)
Total transactions with owners	—	—	(12,231)	(12,231)	—	(310)	(12,541)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	141	(141)	—	—	—	—
Balance at 30 June 2018	2,174	6,983	28,178	37,335	3,217	92	40,644

(1)         Restated, see note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 July 2018	2,174	6,983	28,178	37,335	3,217	92	40,644
Comprehensive income
Profit for the period(1)	—	—	1,205	1,205	—	12	1,217
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(582)	(582)	—	—	(582)
Share of other comprehensive income of associates and joint ventures	—	—	8	8	—	—	8
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(134)	—	(134)	—	—	(134)
Equity shares	—	(1)	—	(1)	—	—	(1)
Gains and losses attributable to own credit risk, net of tax	—	—	267	267	—	—	267
Movements in cash flow hedging reserve, net of tax	—	52	—	52	—	—	52
Currency translation differences (tax: nil)	—	95	—	95	—	—	95
Total other comprehensive income	—	12	(307)	(295)	—	—	(295)
Total comprehensive income	—	12	898	910	—	12	922
Transactions with owners
Dividends	—	—	(600)	(600)	—	(31)	(631)
Distributions on other equity instruments(1)	—	—	(140)	(140)	—	—	(140)
Capital repayment to parent	—	—	(1,175)	(1,175)	—	—	(1,175)
Capital contributions received	—	—	139	139	—	—	139
Return of capital contributions	—	—	(9)	(9)	—	—	(9)
Total transactions with owners	—	—	(1,785)	(1,785)	—	(31)	(1,816)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(30)	30	—	—	—	—
Balance at 31 December 2018	2,174	6,965	27,321	36,460	3,217	73	39,750

(1)         Restated, see note 1.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 June 2019	Half-year to 30 June 2018
	£m	£m

Profit before tax	3,356	3,734
Adjustments for:
Change in operating assets	7,666	(6,945)
Change in operating liabilities	(390)	2,969
Non-cash and other items	(391)	(1,946)
Tax paid	(475)	(1,173)
Net cash provided by (used in) operating activities	9,766	(3,361)

Cash flows from investing activities
Purchase of financial assets	(8,250)	(6,050)
Proceeds from sale and maturity of financial assets	6,159	14,856
Purchase of fixed assets	(1,819)	(1,733)
Proceeds from sale of fixed assets	601	542
Acquisition of businesses, net of cash acquired	—	(26)
Disposal of businesses, net of cash disposed	107	7,622
Net cash provided by investing activities	(3,202)	15,211

Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,100)	(10,422)
Distributions on other equity instruments	(139)	(135)
Dividends paid to non-controlling interests	—	(5)
Return of capital contribution	(3)	—
Interest paid on subordinated liabilities	(530)	(625)
Proceeds from issue of subordinated liabilities	—	201
Repayment of subordinated liabilities	(512)	(1,612)
Capital repayment to parent company	—	(1,800)
Borrowings from parent company	2,211	9,430
Repayments to parent company	(2,964)	(3,817)
Interest paid on borrowing from parent company	(383)	(322)
Change in non-controlling interests	—	—
Net cash used in financing activities	(4,420)	(9,107)
Effects of exchange rate changes on cash and cash equivalents	—	1
Change in cash and cash equivalents	2,144	2,744
Cash and cash equivalents at beginning of period	39,723	60,982
Cash and cash equivalents at end of period	41,867	63,726

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

CONSOLIDATED CASH FLOW STATEMENT (continued)

Discontinued operations

The impact of the Group’s discontinued operations on the above cash flow statement was as follows:

	Half-year to 30 June 2019	Half-year to 30 June 2018
	£m	£m

Net cash provided by operating activities	—	(11,529)
Net cash from investing activities	—	60
Net cash used in financing activities	—	(682)
Change in cash and cash equivalents	—	(12,151)

NOTES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.         Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2019 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting and comprise the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2018 which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Copies of the 2018 Annual Report on Form 20-F are available on Lloyds Banking Group’s website.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2018 Annual Report on Form 20-F.

Changes in accounting policy

The Group adopted IFRS 16 Leases from 1 January 2019. IFRS 16 replaces IAS 17 Leases and addresses the classification and measurement of all leases. The Group’s accounting as a lessor under IFRS 16 is substantially unchanged from its approach under IAS 17; however for lessee accounting there is no longer a distinction between finance and operating leases.

As lessee, under IFRS 16, in respect of leased properties previously accounted for as operating leases the Group now recognises a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate. Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Payments associated with leases with a lease term of 12 months or less and leases of low-value assets are recognised as an expense in profit or loss on a straight-line basis.

Details of the impact of adoption of IFRS 16 are provided in note 19.

The Group has also implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously taken directly to retained profits, is now reported within tax expense in the income statement. Comparatives have been restated. Adoption of these amendments to IAS 12 has resulted in a reduction in tax expense and an increase in profit for the period in the half-year to 30 June 2019 of £38 million (half-year to 30 June 2018: £36 million). There is no impact on total shareholders’ equity.

Future accounting developments

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2020 (including IFRS 3 Business Combinations and IAS 1 Presentation of Financial Statements). These amendments are not expected to have a significant impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.         Accounting policies, presentation and estimates (continued)

Critical accounting estimates and judgements

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged, compared to those applied at 31 December 2018, except as detailed below.

Allowance for impairment losses

At 30 June 2019 the Group’s allowance for expected credit losses (ECL) was £3,371 million (31 December 2018: £3,213 million), of which £3,201 million (31 December 2018: £3,023 million) was in respect of drawn balances.

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. The approach to generating the economic scenarios used in the calculation of the Group’s ECL allowances is little changed since 31 December 2018. The central scenario reflects the Group’s updated base case assumptions used for medium-term planning purposes. Additional model-generated upside, downside and severe downside scenarios are identified to represent a typical scenario from specified points along an estimated loss distribution, with the scenario weightings unchanged since 31 December 2018. The key UK economic assumptions made by the Group as at 30 June 2019 averaged over a five year period are shown below.

Economic assumptions

	Base case	Upside	Downside	Severe downside
	%	%	%	%

Scenario weighting	30	30	30	10

At 30 June 2019
Bank of England base rate	1.25	2.05	0.49	0.11
Unemployment rate	4.3	3.8	5.7	7.0
House price growth	1.5	5.2	(2.3)	(7.4)
Commercial real estate price growth	(0.2)	1.6	(4.9)	(9.5)

At 31 December 2018
Bank of England base rate	1.25	2.34	1.30	0.71
Unemployment rate	4.5	3.9	5.3	6.9
House price growth	2.5	6.1	(4.8)	(7.5)
Commercial real estate price growth	0.4	5.3	(4.7)	(6.4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.         Accounting policies, presentation and estimates (continued)

Economic assumptions — start to peak

	Base case	Upside	Downside	Severe downside
	%	%	%	%
At 30 June 2019
Bank of England base rate	1.75	2.70	0.75	0.75
Unemployment rate	4.7	4.5	7.0	8.1
House price growth	7.3	28.8	(1.6)	(2.2)
Commercial real estate price growth	(0.6)	8.4	(1.0)	(1.6)

At 31 December 2018
Bank of England base rate	1.75	4.00	1.75	1.25
Unemployment rate	4.8	4.3	6.3	8.6
House price growth	13.7	34.9	0.6	(1.6)
Commercial real estate price growth	0.1	26.9	(0.5)	(0.5)

Economic assumptions — start to trough

	Base case	Upside	Downside	Severe downside
	%	%	%	%
At 30 June 2019
Bank of England base rate	0.75	0.75	0.31	0.01
Unemployment rate	3.8	3.4	3.8	3.9
House price growth	(1.1)	(0.5)	(12.0)	(33.2)
Commercial real estate price growth	(1.5)	0.0	(23.8)	(40.7)

At 31 December 2018
Bank of England base rate	0.75	0.75	0.75	0.25
Unemployment rate	4.1	3.5	4.3	4.2
House price growth	0.4	2.3	(26.5)	(33.5)
Commercial real estate price growth	(0.1)	0.0	(23.8)	(33.8)

The Group’s base-case economic scenario has changed little over the year and reflects a broadly stable outlook for the economy. Although there remains considerable uncertainty about the economic consequences of the UK’s planned exit from the European Union, the Group considers that at this stage the range of possible outcomes is adequately reflected in its choice and weighting of scenarios. The effect of the revised economic assumptions has been to increase the ECL allowance by £50 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.         Accounting policies, presentation and estimates (continued)

Impact of forward looking information

As a result of applying the assumptions set out above, the extent to which a higher ECL allowance has been recognised is shown below:

		Probability
	Base case	-weighted	Difference
	£m	£m	£m

UK mortgages	501	619	118
Other Retail	1,365	1,386	21
Commercial	1,284	1,340	56
Other	26	26	—
At 30 June 2019	3,176	3,371	195
At 31 December 2018	2,951	3,213	262

2.                            Segmental analysis

The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of Lloyds Bank plc has been determined to be the chief operating decision maker for the Group.

The Group’s activities are organised into two financial reporting segments: Retail and Commercial Banking. During the half-year to 30 June 2019, the Group transferred Cardnet, its card payment acceptance service, from Retail into Commercial Banking. Comparatives have been restated accordingly

There has been no change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2018.

Half-year to 30 June 2019	Retail	Commercial Banking	Other	Total
	£m	£m	£m	£m

Net interest income	4,325	1,368	375	6,068
Other income	1,010	461	1,075	2,546
Total income	5,335	1,829	1,450	8,614
Costs	(2,912)	(926)	(831)	(4,669)
Trading surplus	2,423	903	619	3,945
Impairment	(556)	(64)	31	(589)
Profit before tax	1,867	839	650	3,356

External income	6,444	547	1,623	8,614
Intersegment income	(1,109)	1,282	(173)	—
Total income	5,335	1,829	1,450	8,614

Total external assets	346,908	98,909	147,102	592,919
Total external liabilities	259,367	128,733	164,496	552,596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.                            Segmental analysis (continued)

Half-year to 30 June 2018	Retail	Commercial Banking	Other	Continuing operations	Discontinued operations(1)	Adjustments	Total
	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,485	1,513	393	6,391	11	—	6,402
Other income, net of insurance claims	1,049	808	265	2,122	692	(296)	2,518
Total income, net of insurance claims	5,534	2,321	658	8,513	703	(296)	8,920
Costs	(3,590)	(1,140)	(999)	(5,729)	(333)	296	(5,766)
Trading surplus	1,944	1,181	(341)	2,784	370	—	3,154
Impairment	(460)	6	24	(430)	—	—	(430)
Profit on disposal	—	—	—	—	1,010	—	1,010
Profit before tax	1,484	1,187	(317)	2,354	1,380	—	3,734

External income	6,422	586	1,505	8,513	703	(296)	8,920
Intersegment income	(888)	1,735	(847)	—	—	—	—
Total income	5,534	2,321	658	8,513	703	(296)	8,920

Total external assets	350,448	170,542	171,229	692,219	—	—	692,219
Total external liabilities	262,217	212,994	176,364	651,575	—	—	651,575

(1)         The Group’s discontinued operations were previously in its Insurance segment.

3.                            Net fee and commission income

	Half-year to 30 June 2019	Half-year to 30 June 2018
	£m	£m

Fee and commission income:
Current accounts	322	315
Credit and debit card fees	460	478
Commercial banking and treasury fees	80	150
Private banking and asset management	37	49
Factoring	53	39
Other	241	259
Total fee and commission income	1,193	1,290
Fee and commission expense	(531)	(538)
Net fee and commission income	662	752

Current account and credit and debit card fees principally arise in Retail, and commercial banking, treasury and factoring fees arising in Commercial Banking.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.                            Operating expenses

	Half-year to 30 June 2019	Half-year to 30 June 2018
	£m	£m

Administrative expenses:
Staff costs	2,043	2,405
Premises and equipment	221	357
Other expenses	1,015	1,006
	3,279	3,768
Depreciation and amortisation	1,272	1,183
Total operating expenses, excluding regulatory provisions	4,551	4,951
Regulatory provisions (note 13):
Payment protection insurance provision	—	546
Other regulatory provisions	118	232
	118	778
Total operating expenses	4,669	5,729

5.                            Impairment

	Half-year to	Half-year to
	30 June	30 June
	2019	2018
	£m	£m

Impact of transfers between stages	379	340
Other changes in credit quality	220	248
Additions (repayments)	(56)	(95)
Methodology changes	16	(61)
Model changes	29	—
Other items	1	(2)
	210	90
Total impairment charge	589	430

In respect of:
Loans and advances to banks	—	—
Loans and advances to customers	610	444
Debt securities	—	—
Due from fellow Lloyds Banking Group undertakings	(1)	—
Financial assets at amortised cost	609	444
Other assets	—	—
Impairment charge on drawn balances	609	444
Loan commitments and financial guarantees	(20)	(15)
Financial assets at fair value through other comprehensive income	—	1
Total impairment charge	589	430

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.                            Impairment (continued)

The Group’s impairment charge comprises the following:

Transfers between stages

The net impact on the impairment charge of transfers between stages.

Other changes in credit quality

Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect ultimate realisable or recoverable value.

Additions (repayments)

Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of allowances as a result of repayments of outstanding balances.

Methodology changes

Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs (risk parameters) or to the underlying assumptions.

Model changes

The impact on the impairment charge of changing the models used to calculate expected credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.                            Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2019 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 June 2019	Half-year to 30 June 2018(1)
	£m	£m

Profit before tax from continuing operations	3,356	2,354

Tax thereon at UK corporation tax rate of 19 per cent (2018: 19 per cent)	(638)	(447)
Impact of surcharge on banking profits	(241)	(172)
Non-deductible costs: conduct charges	(15)	(92)
Other non-deductible costs	(17)	(23)
Non-taxable income	32	35
Tax relief on coupons on other equity instruments	26	26
Tax exempt gains on disposals	3	1
Recognition (derecognition) of losses that arose in prior years	(3)	(10)
Remeasurement of deferred tax due to rate changes	(2)	—
Differences in overseas tax rates	(8)	3
Adjustments in respect of prior years	100	11
Tax charge on profit from continuing operations	(763)	(668)

(1)         Restated, see note 1.

7.                            Financial assets at fair value through profit or loss

	At 30 June 2019	At 31 Dec 2018
	£m	£m

Trading assets	3,927	19,462

Other financial assets at fair value through profit or loss:
Loans and advances to customers	2,334	3,120
Debt securities	508	518
Equity shares	135	156
	2,977	3,794
Total financial assets at fair value through profit or loss	6,904	23,256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.                            Financial assets at amortised cost

Half-year to 30 June 2019

(A) Loans and advances to customers

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2019	420,968	25,308	5,397	15,391	467,064
Exchange and other adjustments	78	(94)	87	194	265
Additions (repayments)	12,869	(2,829)	(144)	(999)	8,897
Transfers to Stage 1	5,426	(5,412)	(14)		—
Transfers to Stage 2	(12,978)	13,237	(259)		—
Transfers to Stage 3	(741)	(1,064)	1,805		—
	(8,293)	6,761	1,532		—
Recoveries			200	28	228
Financial assets that have been written off			(1,068)	—	(1,068)
At 30 June 2019	425,622	29,146	6,004	14,614	475,386
Allowance for impairment losses	(613)	(952)	(1,453)	(181)	(3,199)
Total loans and advances to customers	425,009	28,194	4,551	14,433	472,187

(B) Loans and advances to banks

At 1 January 2019	3,691	2	—	—	3,693
Exchange and other adjustments	(22)	2	—	—	(20)
Transfers to Stage 2	(10)	10	—	—	—
Additions (repayments)	530	—	—	—	530
At 30 June 2019	4,189	14	—	—	4,203
Allowance for impairment losses	(1)	—	—	—	(1)
Total loans and advances to banks	4,188	14	—	—	4,202

(C) Debt securities

At 1 January 2019	5,095	—	2	—	5,097
Exchange and other adjustments	(6)	—	—	—	(6)
Additions (repayments)	229	—	—	—	229
Financial assets that have been written off			(1)	—	(1)
At 30 June 2019	5,318	—	1	—	5,319
Allowance for impairment losses	—	—	(1)	—	(1)
Total debt securities	5,318	—	—	—	5,318
Due from fellow Lloyds Banking Group undertakings	1,887	—	—	—	1,887
Total financial assets at amortised cost	436,402	28,208	4,551	14,433	483,594

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.                            Financial assets at amortised cost (continued)

Year ended 31 December 2018

(A) Loans and advances to customers

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	Impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2018	403,881	37,245	5,073	17,973	464,172
Exchange and other adjustments	787	(12)	65	—	840
Additions (repayments)	28,156	(2,128)	(1,746)	(2,609)	21,673
Transfers to Stage 1	19,521	(19,498)	(23)		—
Transfers to Stage 2	(15,736)	15,989	(253)		—
Transfers to Stage 3	(1,971)	(2,220)	4,191		—
	1,814	(5,729)	3,915		—
Recoveries	—	—	552	27	579
Disposal of businesses	(13,670)	(4,068)	(884)	—	(18,622)
Financial assets that have been written off			(1,578)	—	(1,578)
At 31 December 2018	420,968	25,308	5,397	15,391	467,064
Allowance for impairment losses	(518)	(992)	(1,432)	(78)	(3,020)
Total loans and advances to customers	420,450	24,316	3,965	15,313	464,044

(B) Loans and advances to banks

At 1 January 2018	4,182	2	—	—	4,184
Exchange and other adjustments	58	—	—	—	58
Additions (repayments)	1,503	—	—	—	1,503
Disposal of businesses	(2,052)	—	—	—	(2,052)
At 31 December 2018	3,691	2	—	—	3,693
Allowance for impairment losses	(1)	—	—	—	(1)
Total loans and advances to banks	3,690	2	—	—	3,692

(C) Debt securities

At 1 January 2018	3,305	—	3	—	3,308
Exchange and other adjustments	(103)	—	—	—	(103)
Additions (repayments)	1,897	—	—	—	1,897
Financial assets that have been written off	—	—	(1)	—	(1)
Disposal of businesses	(4)	—	—	—	(4)
At 31 December 2018	5,095	—	2	—	5,097
Allowance for impairment losses	—	—	(2)	—	(2)
Total debt securities	5,095	—	—	—	5,095
Due from fellow Lloyds Banking Group undertakings	1,878	—	—	—	1,878
Total financial assets at amortised cost	431,113	24,318	3,965	15,313	474,709

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.                            Financial assets at amortised cost (continued)

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 30 June 2019, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable. Net increase and decrease in balances comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before write-off.

Loans and advances to customers include advances securitised under the Group’s securitisation and covered bond programmes (see note 11)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.                            Allowance for impairment losses

Half-year to 30 June 2019

				Purchased
				or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£ m	£ m	£ m	£ m	£ m
In respect of drawn balances
At 1 January 2019	519	992	1,434	78	3,023
Exchange and other adjustments	2	(84)	323	195	436

Transfers to Stage 1	329	(323)	(6)		—
Transfers to Stage 2	(50)	86	(36)		—
Transfers to Stage 3	(7)	(35)	42		—
Impact of transfers between stages	(280)	373	276	—	369
	(8)	101	276	—	369
Other items charged to the income statement	101	(57)	316	(120)	240
Charge to the income statement (note 5)	93	44	592	(120)	609
Advances written off			(1,068)	—	(1,068)
Recoveries of advances written off in previous years			200	28	228
Discount unwind			(27)	—	(27)
At 30 June 2019	614	952	1,454	181	3,201

In respect of undrawn balances
At 1 January 2019	121	63	6	—	190
Exchange and other adjustments	—	—	—	—	—

Transfers to Stage 1	17	(17)	—		—
Transfers to Stage 2	(5)	5	—		—
Transfers to Stage 3	—	(2)	2		—
Impact of transfers between stages	(14)	25	(1)		10
	(2)	11	1		10
Other items charged to the income statement	(33)	5	(2)	—	(30)
Charge to the income statement	(35)	16	(1)	—	(20)
At 30 June 2019	86	79	5	—	170
Total allowance for impairment losses	700	1,031	1,459	181	3,371

In respect of:
Loans and advances to banks	1	—	—	—	1
Loans and advances to customers	613	952	1,453	181	3,199
Debt securities	—	—	1	—	1
Other assets	—	—	—	—	—
Drawn balances	614	952	1,454	181	3,201
Provisions in relation to loan commitments and financial guarantees	86	79	5	—	170
Total allowance for impairment losses	700	1,031	1,459	181	3,371
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	—	—	—	1

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.                            Allowance for impairment losses (continued)

Year ended 31 December 2018

				Purchased
				or
				originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2018	590	1,147	1,455	32	3,224
Exchange and other adjustments	1	—	118	—	119

Transfers to Stage 1	304	(299)	(5)		—
Transfers to Stage 2	(46)	85	(39)		—
Transfers to Stage 3	(32)	(131)	163		—
Impact of transfers between stages	(231)	368	324		461
	(5)	23	443		461
Other items charged to the income statement	(59)	(76)	686	—	551
Charge to the income statement (note 9)	(64)	(53)	1,129	—	1,012
Advances written off			(1,579)	—	(1,579)
Disposal of businesses	(8)	(102)	(183)	—	(293)
Recoveries of advances written off in previous years			552	27	579
Discount unwind			(58)	19	(39)
At 31 December 2018	519	992	1,434	78	3,023

In respect of undrawn balances
At 1 January 2018	147	126	—	—	273
Exchange and other adjustments	(6)	(15)	10	—	(11)

Transfers to Stage 1	28	(28)	—		—
Transfers to Stage 2	(6)	6	—		—
Transfers to Stage 3	(2)	(5)	7		—
Impact of transfers between stages	(25)	22	(5)		(8)
	(5)	(5)	2		(8)
Other items charged to the income statement	(15)	(43)	(6)	—	(64)
Charge to the income statement	(20)	(48)	(4)	—	(72)
At 31 December 2018	121	63	6	—	190
Total allowance for impairment losses	640	1,055	1,440	78	3,213

In respect of:
Loans and advances to banks	1	—	—	—	1
Loans and advances to customers	518	992	1,432	78	3,020
Debt securities	—	—	2	—	2
Other assets	—	—	—	—	—
Drawn balances	519	992	1,434	78	3,023
Provisions in relation to loan commitments and financial guarantees	121	63	6	—	190
Total allowance for impairment losses	640	1,055	1,440	78	3,213
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	—	—	—	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.                            Allowance for impairment losses (continued)

The Group’s income statement charge comprises:

	Half-year to 30 June 2019	Year ended 31 Dec 2018
	£m	£m

Drawn balances	609	1,012
Undrawn balances	(20)	(72)
Financial assets at fair value through other comprehensive income	—	(14)
Total	589	926

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 30 June 2019, with the exception of those held within Purchased or originated credit-impaired, which are not transferable. As assets are transferred between stages, the resulting change in expected credit loss of £369 million for drawn balances, and £10 million for undrawn balances, is presented separately, in the stage in which the allowance is recognised at the end of the reporting period.

Net increase and decrease in balances comprise the movements in the expected credit loss as a result of new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before write-off. Consequently, recoveries on assets previously written-off will also occur in Stage 3 only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.                     Discontinued operations

The Group sold the Scottish Widows Group to its ultimate holding company, Lloyds Banking Group plc, in the first half of 2018. These operations have been classified as discontinued operations and the profit after tax from these activities for the half-year to 30 June 2018 reported as a single line on the Group’s income statement.

In order to fairly reflect the results and financial position of the Group’s continuing operations and its discontinued operations, transactions that the continuing operations had with the discontinued operations were reported on the relevant line in the Group’s income statement, with the matching transaction similarly reported in the discontinued operations income statement. All such transactions fully eliminate within the Group’s consolidated financial statements and there was no net impact on profit before tax or equity.

Income statement

The results of the discontinued operations, up to the point of sale in 2018, were as follows:

Half-year to 30 June 2018
£m

Interest and similar income	14
Interest and similar expense	(3)
Net interest income	11
Fee and commission income	106
Fee and commission expense	(180)
Net fee and commission income	(74)
Net trading income	(790)
Insurance premium income	2,714
Other operating income	205
Other income	2,055
Total income	2,066
Insurance claims	(1,363)
Total income, net of insurance claims	703
Operating expenses	(333)
Trading surplus	370
Profit on disposal of the discontinued operations	1,010
Profit before tax	1,380
Taxation	(66)
Profit after tax from discontinued operations	1,314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.                     Debt securities in issue

	30 June 2019			31 December 2018
	At fair			At fair
	value			value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,930	18,418	26,348	7,032	17,314	24,346
Covered bonds	—	30,479	30,479	—	28,194	28,194
Certificates of deposit	—	5,806	5,806	—	6,667	6,667
Securitisation notes	52	5,308	5,360	53	5,480	5,533
Commercial paper	—	9,330	9,330	—	6,878	6,878
Total debt securities in issue	7,982	69,341	77,323	7,085	64,533	71,618

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 30 June 2019, external parties held £5,360 million (31 December 2018: £5,533 million) and the Group’s subsidiaries held £30,092 million (31 December 2018: £31,647 million) of total securitisation notes in issue of £35,452 million (31 December 2018: £37,180 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £38,604 million (31 December 2018: £41,674 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet.

Covered bond programmes

At 30 June 2019, external parties held £30,479 million (31 December 2018: £28,194 million) and the Group’s subsidiaries held £700 million (31 December 2018: £700 million) of total covered bonds in issue of £31,179 million (31 December 2018: £28,894 million). The bonds are secured on certain loans and advances to customers amounting to £41,049 million (31 December 2018: £36,802 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group’s balance sheet.

Cash deposits of £4,049 million (31 December 2018: £4,102 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.                     Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June 2019	At 31 Dec 2018
	£m	£m
Defined benefit pension schemes:
Fair value of scheme assets	45,763	42,238
Present value of funded obligations	(44,375)	(41,092)
Net pension scheme asset	1,388	1,146
Other post-retirement schemes	(129)	(124)
Net retirement benefit asset	1,259	1,022

Recognised on the balance sheet as:
Retirement benefit assets	1,509	1,267
Retirement benefit obligations	(250)	(245)
Net retirement benefit asset	1,259	1,022

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

Asset at 1 January 2019	1,022
Exchange and other adjustments	11
Income statement charge	(139)
Employer contributions	538
Remeasurement	(173)
Asset at 30 June 2019	1,259

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:

	At 30 June 2019	At 31 Dec 2018
	%	%

Discount rate	2.33	2.90
Rate of inflation:
Retail Prices Index	3.19	3.20
Consumer Price Index	2.14	2.15
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.73	2.73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.                     Provisions for liabilities and charges

	Provisions for commitments	Payment Protection Insurance	Other regulatory provisions	Other	Total
	£m	£m	£m	£m	£m
Balance at 31 December 2018	190	2,201	707	927	4,025
Adjustment on implementation of IFRS 16	—	—	—	(97)	(97)
Exchange and other adjustments	—	—	—	(5)	(5)
Provisions applied	—	(989)	(376)	(199)	(1,564)
Charge for the period	(20)	—	118	125	223
At 30 June 2019	170	1,212	449	751	2,582

Payment protection insurance (excluding MBNA)

The Group has not increased the provision for PPI costs in the half-year to 30 June 2019; the total amount provided to the end of 2018 was £20,026 million.

The provision is consistent with total expected complaint volumes increasing from 5.6 million to 5.8 million.

The charge in 2018 was in part driven by the significant increase in PPI information requests (PIRs) in the run up to the industry deadline which is likely to lead to higher total complaints and associated administration costs. The Group has historically received around 70,000 PIRs per week, of which around 9,000 converted into a complaint. Through the second quarter of 2019, the number of PIRs received increased to around 150,000 per week and in recent weeks around 190,000 per week and the Group has assumed that PIRs remain at this elevated level until the industry deadline at the end of August 2019. At the same time, the quality of PIRs has deteriorated and the Group expects this to continue. While PIR and complaint volumes remain uncertain, the impact of these additional volumes is expected to generate around 200,000 extra complaints, increasing the total expected complaint volumes to 5.8 million.

At 30 June 2019, a provision of £1,081 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £893 million during the six months to 30 June 2019.

Sensitivities

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 54 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. A number of risks and uncertainties remain including with respect to future complaint volumes, however the potential impact of these risks has reduced due to the proximity of the industry deadline. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. These may also be impacted by any further regulatory changes, the final stage of the Financial Conduct Authority (FCA) media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

Deloitte LLP has been appointed to assist the Official Receiver with the submission of PPI queries to providers to establish whether any mis-sold PPI redress is due to creditors of bankrupts’ estates. The Group has not made any provision in relation to this matter, which will remain under review.

For every additional 1,000 reactive complaints per week from July 2019 through to the industry deadline of the end of August 2019, the Group would expect an additional charge of approximately £20 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.                     Provisions for liabilities and charges (continued)

Payment protection insurance (MBNA)

As announced in December 2016, the Group’s exposure is capped at £240 million, which is already provided for, through an indemnity received from Bank of America.

Other provisions for legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the six months to 30 June 2019 the Group charged a further £118 million in respect of legal actions and other regulatory matters, and the unutilised balance at 30 June 2019 was £449 million (31 December 2018: £707 million). The most significant items are as follows.

Arrears handling related activities

The Group has provided an additional £55 million in the half-year to 30 June 2019 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £848 million. The Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

Packaged bank accounts

The Group had provided a total of £795 million up to 31 December 2018 in respect of complaints relating to alleged mis-selling of packaged bank accounts, with no further amounts provided during the six months to 30 June 2019. A number of risks and uncertainties remain particularly with respect to future volumes.

HBOS Reading — customer review

The Group has now completed its compensation assessment for all 71 business customers within the customer review, with more than 98 per cent of these offers to individuals accepted. In total, more than £98 million has been offered of which £84 million has so far been accepted, in addition to £9 million for ex-gratia payments and £6 million for the re-imbursements of legal fees.

The review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by Lloyds Banking Group in 2009. The Group provided a further £15 million in the year ended 31 December 2018 for customer settlements, raising the total amount provided to £115 million and is now nearing the end of the process of paying compensation to the victims of the fraud, including ex-gratia payments and re-imbursements of legal fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing litigation (as described below) which involve card schemes such as Visa and Mastercard. However, the Group is a member / licensee of Visa and Mastercard and other card schemes:

•             Litigation brought by retailers continues in the English Courts against both Visa and Mastercard.

•             Litigation brought on behalf of UK consumers is also proceeding in the English Courts against Mastercard.

•             Any ultimate impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Swiss Competition Commission concluded its investigation against Lloyds in June 2019. The Group continues to cooperate with various other government and regulatory authorities, including a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

Tax authorities

The Lloyds Banking Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Lloyds Banking Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in Lloyds Bank Group’s current tax liabilities of approximately £660 million (including interest) and a reduction in deferred tax assets of approximately £250 million. The Lloyds Banking Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Contingent liabilities and commitments (continued)

Mortgage arrears handling activities

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and the Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

HBOS Reading - FCA investigation

The FCA’s investigation into the events surrounding the discovery of misconduct within the Reading-based Impaired Assets team of HBOS has concluded. The FCA issued a final notice on 21 June 2019 announcing that the Group had agreed to settle the matter and pay a fine of £45.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.                     Contingent liabilities and commitments (continued)

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

Contingent liabilities and commitments arising from the banking business

	At 30 June 2019	At 31 Dec 2018
	£m	£m

Contingent liabilities
Acceptances and endorsements	42	32
Other:
Other items serving as direct credit substitutes	870	485
Performance bonds and other transaction-related contingencies	2,248	2,270
	3,118	2,755
Total contingent liabilities	3,160	2,787

Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	1
Forward asset purchases and forward deposits placed	171	731

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	14,976	11,573
Other commitments and guarantees	77,263	77,995
	92,239	89,568
1 year or over original maturity	27,854	28,214
Total commitments and guarantees	120,265	118,514

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £51,140 million (31 December 2018: £48,455 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 44 to the Group’s 2018 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s 2018 Annual Report on Form 20-F applied to these portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2019		31 December 2018
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m
Financial assets
Financial assets at fair value through profit or loss	6,904	6,904	23,256	23,256
Derivative financial instruments	10,748	10,748	11,293	11,293
Loans and advances to banks	4,202	4,201	3,692	3,655
Loans and advances to customers	472,187	473,818	464,044	463,796
Debt securities	5,318	5,311	5,095	5,107
Due from fellow Lloyds Banking Group undertakings	1,887	1,887	1,878	1,878
Financial assets at amortised cost	483,594	485,217	474,709	474,436
Financial assets at fair value through other comprehensive income	26,680	26,680	24,368	24,368
Financial liabilities
Deposits from banks	29,984	29,953	26,263	26,245
Customer deposits	394,233	394,458	391,251	391,524
Due to fellow Lloyds Banking Group undertakings	17,514	17,514	19,663	19,663
Financial liabilities at fair value through profit or loss	8,237	8,237	17,730	17,730
Derivative financial instruments	9,675	9,675	10,911	10,911
Debt securities in issue	69,341	70,003	64,533	66,379
Subordinated liabilities	12,432	14,378	12,745	14,460

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Fair values of financial assets and liabilities (continued)

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2019
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	3,429	2,334	5,763
Loans and advances to banks	—	67	—	67
Debt securities	431	508	—	939
Equity shares	129	6	—	135
Treasury and other bills	—	—	—	—
Total financial assets at fair value through profit or loss	560	4,010	2,334	6,904
Financial assets at fair value through other comprehensive income:
Debt securities	15,220	10,947	56	26,223
Equity shares	—	—	—	—
Treasury and other bills	457	—	—	457
Total financial assets at fair value through other comprehensive income	15,677	10,947	56	26,680
Derivative financial instruments	—	10,722	26	10,748
Total financial assets carried at fair value	16,237	25,679	2,416	44,332

At 31 December 2018
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	17,290	2,721	20,011
Loans and advances to banks	—	236	—	236
Debt securities	2,293	560	—	2,853
Equity shares	150	6	—	156
Total financial assets at fair value through profit or loss	2,443	18,092	2,721	23,256
Financial assets at fair value through other comprehensive income:
Debt securities	18,847	5,247	53	24,147
Treasury and other bills	221	—	—	221
Total financial assets at fair value through other comprehensive income	19,068	5,247	53	24,368
Derivative financial instruments	—	11,288	5	11,293
Total financial assets carried at fair value	21,511	34,627	2,779	58,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Fair values of financial assets and liabilities (continued)

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2019
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	—	7,930	52	7,982
Trading liabilities	70	185	—	255
Total financial liabilities at fair value through profit or loss	70	8,115	52	8,237
Derivative financial instruments	—	9,326	349	9,675
Total financial liabilities carried at fair value	70	17,441	401	17,912

At 31 December 2018
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	—	7,085	—	7,085
Trading liabilities	67	10,578	—	10,645
Total financial liabilities at fair value through profit or loss	67	17,663	—	17,730
Derivative financial instruments	—	10,903	8	10,911
Total financial liabilities carried at fair value	67	28,566	8	28,641

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2019	2,721	53	5	2,779
Exchange and other adjustments	1	—	—	1
Gains recognised in the income statement within other income	2	—	—	2
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	4	—	4
Purchases	483	—	—	483
Sales	(1,272)	(1)	—	(1,273)
Transfers into the level 3 portfolio	399	—	21	420
Transfers out of the level 3 portfolio	—	—	—	—
At 30 June 2019	2,334	56	26	2,416
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2019	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Fair values of financial assets and liabilities (continued)

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2018	2,037	302	1,056	3,395
Exchange and other adjustments	7	(1)	—	6
Gains recognised in the income statement within other income	38	—	2	40
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	1	—	1
Purchases	8	—	—	8
Sales	—	(91)	(983)	(1,074)
Transfers into the level 3 portfolio	193	334	—	527
Transfers out of the level 3 portfolio	—	(193)	—	(193)
At 30 June 2018	2,283	352	75	2,710
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2018	12	—	2	14

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2019	—	8	8
Losses recognised in the income statement within other income	—	8	8
Additions	—	—	—
Redemptions	(1)	(12)	(13)
Transfers into the level 3 portfolio	53	345	398
Transfers out of the level 3 portfolio	—	—	—
At 30 June 2019	52	349	401
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2019	—	8	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Fair values of financial assets and liabilities (continued)

		Total
		financial
		liabilities
	Derivative	carried at
	liabilities	fair value
	£m	£m

At 1 January 2018	804	804
Exchange and other adjustments	—	—
Gains recognised in the income statement within other income	(30)	(30)
Additions	—	—
Redemptions	(649)	(649)
Transfers into the level 3 portfolio	—	—
Transfers out of the level 3 portfolio	—	—
At 30 June 2018	125	125
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2018	(30)	(30)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2019
		Significant			Effect of reasonably possible alternative assumptions(1)
	Valuation technique(s)	unobservable inputs	Range(2)	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Financial assets at fair value through profit or loss:
Loans and advances to customers	Discounted cashflows	Inferred spreads (bps)	76bps / 104bps	2,334
				2,334	23	(27)
				56
Financial assets at fair value through other comprehensive income:
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	7% / 121%	26	—	—
				26
Financial assets carried at fair value				2,416

Financial liabilities at fair value through profit or loss				52

Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	7% / 121%	349	—	—

Financial liabilities carried at fair value				401

(1) Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

(2) The range represents the highest and lowest inputs used in the level 3 valuations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.                     Fair values of financial assets and liabilities (continued)

				At 31 December 2018
		Significant			Effect of reasonably possible alternative assumptions(1)
	Valuation technique(s)	unobservable inputs	Range(2)	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Financial assets at fair value through profit or loss:
Loans and advances to customers	Discounted cashflows	Inferred spreads (bps)	97 bps / 103 bps	2,721	35	(35)
				2,721
Financial assets at fair value through other comprehensive income				53
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	19% / 80%	5	—	—
				5
Financial assets carried at fair value				2,779
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	19% / 80%	8	—	—
				8
Financial liabilities carried at fair value				8

(1) Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

(2) The range represents the highest and lowest inputs used in the level 3 valuations.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2018 financial statements.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2018 financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Credit quality of loans and advances to banks and customers

Gross drawn exposures

					Purchased
					or
					originated
	PD				credit-
At 30 June 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	3,997	14	—	—	4,011
CMS 11-14	0.51-3.00%	192	—	—	—	192
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		4,189	14	—	—	4,203
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	252,238	13,585	—	—	265,823
RMS 7-9	4.51-14.00%	22	1,842	—	—	1,864
RMS 10	14.01-20.00%	—	421	—	—	421
RMS 11-13	20.01-99.99%	—	1,028	—	—	1,028
RMS 14	100.00%	—	—	1,543	14,614	16,157
		252,260	16,876	1,543	14,614	285,293
Retail — unsecured
RMS 1-6	0.00-4.50%	22,749	1,213	—	—	23,962
RMS 7-9	4.51-14.00%	1,782	738	—	—	2,520
RMS 10	14.01-20.00%	36	143	—	—	179
RMS 11-13	20.01-99.99%	11	545	—	—	556
RMS 14	100.00%	—	—	678	—	678
		24,578	2,639	678	—	27,895
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	14,013	881	—	—	14,894
RMS 7-9	4.51-14.00%	327	236	—	—	563
RMS 10	14.01-20.00%	—	93	—	—	93
RMS 11-13	20.01-99.99%	3	192	—	—	195
RMS 14	100.00%	—	—	137	—	137
		14,343	1,402	137	—	15,882
Retail - other
RMS 1-6	0.00-4.50%	8,252	370	—	—	8,622
RMS 7-9	4.51-14.00%	—	107	—	—	107
RMS 10	14.01-20.00%	—	10	—	—	10
RMS 11-13	20.01-99.99%	167	28	—	—	195
RMS 14	100.00%	—	—	132	—	132
		8,419	515	132	—	9,066
CMS 1-10	0.00-0.50%	1,538	275	—	—	1,813
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	29	—	29
		1,538	275	29	—	1,842
Total Retail		301,138	21,707	2,519	14,614	339,978

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

					Purchased
					or
					originated
	PD				credit-
At 30 June 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	51,267	341	—	—	51,608
CMS 11-14	0.51-3.00%	20,915	4,670	—	—	25,585
CMS 15-18	3.01-20.00%	598	2,314	—	—	2,912
CMS 19	20.01-99.99%	—	64	—	—	64
CMS 20-23	100%	—	—	3,429	—	3,429
		72,780	7,389	3,429	—	83,598
Other
RMS 1-6	0.00-4.50%	795	50	—	—	845
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	56	—	56
		795	50	56	—	901
CMS 1-10	0.00-0.50%	50,909	—	—	—	50,909
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		50,909	—	—	—	50,907
Total loans and advances to customers		425,622	29,146	6,004	14,614	475,386

In respect of:
Retail		301,138	21,707	2,519	14,614	339,978
Commercial		72,780	7,389	3,429	—	83,598
Other		51,704	50	56	—	51,810
Total loans and advances to customers		425,622	29,146	6,004	14,614	475,386

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

					Purchased
					or
					originated
	PD				credit-
At 30 June 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	—	—	—	—	—
CMS 11-14	0.51-3.00%	1	—	—	—	1
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		1	—	—	—	1
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	37	168	—	—	205
RMS 7-9	4.51-14.00%	—	36	—	—	36
RMS 10	14.01-20.00%	—	15	—	—	15
RMS 11-13	20.01-99.99%	—	47	—	—	47
RMS 14	100.00%	—	—	134	181	315
		37	266	134	181	618
Retail — unsecured
RMS 1-6	0.00-4.50%	184	48	—	—	232
RMS 7-9	4.51-14.00%	70	76	—	—	146
RMS 10	14.01-20.00%	4	26	—	—	30
RMS 11-13	20.01-99.99%	3	180	—	—	183
RMS 14	100.00%	—	—	215	—	215
		261	330	215	—	806
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	187	19	—	—	206
RMS 7-9	4.51-14.00%	13	11	—	—	24
RMS 10	14.01-20.00%	—	9	—	—	9
RMS 11-13	20.01-99.99%	—	31	—	—	31
RMS 14	100.00%	—	—	77	—	77
		200	70	77	—	347
Retail - other
RMS 1-6	0.00-4.50%	6	9	—	—	15
RMS 7-9	4.51-14.00%	—	3	—	—	3
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	46	—	46
		6	12	46	—	64
CMS 1-10	0.00-0.50%	20	19	—	—	39
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	6	—	6
		20	19	6	—	45
Total Retail		524	697	478	181	1,880

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.       Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

					Purchased
					or
					originated
	PD				credit-
At 30 June 2019	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	30	1	—	—	31
CMS 11-14	0.51-3.00%	46	109	—	—	155
CMS 15-18	3.01-20.00%	3	139	—	—	142
CMS 19	20.01-99.99%	—	5	—	—	5
CMS 20-23	100%	—	—	964	—	964
		79	254	964	—	1,297
Other
RMS 1-6	0.00-4.50%	10	1	—	—	11
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	11	—	11
		10	1	11	—	22
CMS 1-10	0.00-0.50%	—	—	—	—	—
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		—	—	—	—	—
Total loans and advances to customers		613	952	1,453	181	3,199

In respect of:
Retail		524	697	478	181	1,880
Commercial		79	254	964	—	1,297
Other		10	1	11	—	22
Total loans and advances to customers		613	952	1,453	181	3,199

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.       Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures

					Purchased
					or
					originated
	PD				credit-
At 31 December 2018	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m
Loans and advances to banks:
CMS 1-10	0.00-0.50%	3,586	2	—	—	3,588
CMS 11-14	0.51-3.00%	105	—	—	—	105
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		3,691	2	—	—	3,693
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	257,740	10,784	—	—	268,524
RMS 7-9	4.51-14.00%	57	1,709	—	—	1,766
RMS 10	14.01-20.00%	—	262	—	—	262
RMS 11-13	20.01-99.99%	—	899	—	—	899
RMS 14	100.00%	—	—	1,393	15,391	16,784
		257,797	13,654	1,393	15,391	288,235
Retail — unsecured
RMS 1-6	0.00-4.50%	22,363	1,079	—	—	23,442
RMS 7-9	4.51-14.00%	2,071	774	—	—	2,845
RMS 10	14.01-20.00%	72	167	—	—	239
RMS 11-13	20.01-99.99%	199	687	—	—	886
RMS 14	100.00%	—	—	703	—	703
		24,705	2,707	703	—	28,115
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	12,918	954	—	—	13,872
RMS 7-9	4.51-14.00%	301	318	—	—	619
RMS 10	14.01-20.00%	—	111	—	—	111
RMS 11-13	20.01-99.99%	5	197	—	—	202
RMS 14	100.00%	—	—	129	—	129
		13,224	1,580	129	—	14,933
Retail - other
RMS 1-6	0.00-4.50%	7,428	473	—	—	7,901
RMS 7-9	4.51-14.00%	190	60	—	—	250
RMS 10	14.01-20.00%	—	7	—	—	7
RMS 11-13	20.01-99.99%	211	23	—	—	234
RMS 14	100.00%	—	—	136	—	136
		7,829	563	136	—	8,528
CMS 1-10	0.00-0.50%	1,605	231	—	—	1,836
CMS 11-14	0.51-3.00%	—	6	—	—	6
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	29	—	29
		1,605	237	29	—	1,871
Total Retail		305,160	18,741	2,390	15,391	341,682

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.       Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

					Purchased
					or
					originated
	PD				credit-
At 31 December 2018	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	50,143	100	—	—	50,243
CMS 11-14	0.51-3.00%	24,760	3,442	—	—	28,202
CMS 15-18	3.01-20.00%	1,287	2,962	—	—	4,249
CMS 19	20.01-99.99%	—	54	—	—	54
CMS 20-23	100%	—	—	2,958	—	2,958
		76,190	6,558	2,958	—	85,706
Other
RMS 1-6	0.00-4.50%	804	3	—	—	807
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	49	—	49
		804	3	49	—	856
CMS 1-10	0.00-0.50%	38,814	—	—	—	38,814
CMS 11-14	0.51-3.00%	—	6	—	—	6
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		38,814	6	—	—	38,820
Total loans and advances to customers		420,968	25,308	5,397	15,391	467,064

In respect of:
Retail		305,160	18,741	2,390	15,391	341,682
Commercial		76,190	6,558	2,958	—	85,706
Other		39,618	9	49	—	39,676
Total loans and advances to customers		420,968	25,308	5,397	15,391	467,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.       Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

					Purchased
					or
					originated
	PD				credit-
At 31 December 2018	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	1	—	—	—	1
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		1	—	—	—	1
Loans and advances to customers:
Retail — mortgages
RMS 1-6	0.00-4.50%	37	141	—	—	178
RMS 7-9	4.51-14.00%	—	34	—	—	34
RMS 10	14.01-20.00%	—	9	—	—	9
RMS 11-13	20.01-99.99%	—	42	—	—	42
RMS 14	100.00%	—	—	118	78	196
		37	226	118	78	459
Retail — unsecured
RMS 1-6	0.00-4.50%	135	46	—	—	181
RMS 7-9	4.51-14.00%	57	83	—	—	140
RMS 10	14.01-20.00%	4	29	—	—	33
RMS 11-13	20.01-99.99%	3	171	—	—	174
RMS 14	100.00%	—	—	228	—	228
		199	329	228	—	756
Retail — UK Motor Finance
RMS 1-6	0.00-4.50%	114	19	—	—	133
RMS 7-9	4.51-14.00%	6	15	—	—	21
RMS 10	14.01-20.00%	—	11	—	—	11
RMS 11-13	20.01-99.99%	1	34	—	—	35
RMS 14	100.00%	—	—	78	—	78
		121	79	78	—	278
Retail - other
RMS 1-6	0.00-4.50%	10	8	—	—	18
RMS 7-9	4.51-14.00%	2	2	—	—	4
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	1	—	—	1
RMS 14	100.00%	—	—	53	—	53
		12	11	53	—	76
CMS 1-10	0.00-0.50%	20	17	—	—	37
CMS 11-14	0.51-3.00%	—	—	—	—	—
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	7	—	7
		20	17	7	—	44
Total Retail		389	662	484	78	1,613

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.                     Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

					Purchased
					or
					originated
	PD				credit-
At 31 December 2018	range	Stage 1	Stage 2	Stage 3	impaired	Total
		£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	28	1	—	—	29
CMS 11-14	0.51-3.00%	49	86	—	—	135
CMS 15-18	3.01-20.00%	10	230	—	—	240
CMS 19	20.01-99.99%	—	7	—	—	7
CMS 20-23	100%	—	—	940	—	940
		87	324	940	—	1,351
Other
RMS 1-6	0.00-4.50%	43	—	—	—	43
RMS 7-9	4.51-14.00%	—	—	—	—	—
RMS 10	14.01-20.00%	—	—	—	—	—
RMS 11-13	20.01-99.99%	—	—	—	—	—
RMS 14	100.00%	—	—	10	—	10
		43	—	10	—	53
CMS 1-10	0.00-0.50%	—	—	—	—	—
CMS 11-14	0.51-3.00%	—	6	—	—	6
CMS 15-18	3.01-20.00%	—	—	—	—	—
CMS 19	20.01-99.99%	—	—	—	—	—
CMS 20-23	100%	—	—	—	—	—
		—	6	—	—	6
Total loans and advances to customers		519	992	1,434	78	3,023

In respect of:
Retail		389	662	484	78	1,613
Commercial		87	324	940	—	1,351
Other		43	6	10	—	59
Total loans and advances to customers		519	992	1,434	78	3,023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.                     Related party transactions

Balances and transactions with fellow Lloyds Banking Group undertakings

The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc, and fellow Group undertakings. These are included on the balance sheet as follows:

	At 30 June 2019	At 31 Dec 2018
	£m	£m

Assets
Due from fellow Lloyds Banking Group undertakings	1,887	1,878
Derivative financial instruments	1,330	2,589
Financial assets at fair value through profit or loss	—	1,062

Liabilities
Due to fellow Lloyds Banking Group undertakings	17,514	19,663
Derivative financial instruments	1,580	2,693
Financial liabilities at fair value through profit or loss	13	137
Debt securities in issue	1,725	193
Subordinated liabilities	2,993	2,985

During the half-year to 30 June 2019 the Group earned £6 million (half-year to 30 June 2018: £34 million) of interest income and incurred £236 million (half-year to 30 June 2018: £235 million) of interest expense on balances and transactions with Lloyds Banking Group plc and fellow Group undertakings.

As part of the arrangements in the run-up to the establishment of the Lloyds Banking Group’s intended joint venture with Schroders plc, the Bank sold certain wealth management business to a fellow subsidiary of Lloyds Banking Group plc for proceeds of £107 million, realising a profit of £107 million. The Bank also entered into a service agreement in relation to the transferred business and has established a provision of £75 million reflecting the onerous nature of this contract.

Other related party transactions

Other related party transactions for the half-year to 30 June 2019, including those with directors, are similar in nature to those for the year ended 31 December 2018.

18.                     Dividends on ordinary shares

The directors have approved an interim dividend of £2,000 million which will be paid in the second half of 2019.

The Bank paid a dividend of £2,100 million on 13 May 2019; the Bank paid dividends of £7,622 million on 2 May 2018, £2,800 million on 16 May 2018 and a further £600 million on 19 September 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.                     Implementation of IFRS 16

The Group adopted IFRS 16 Leases from 1 January 2019 and elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; comparative information has therefore not been restated.

Lease liabilities amounting to £1,752 million in respect of leased properties previously accounted for as operating leases were recognised at 1 January 2019. These liabilities were measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as at that date, adjusted to exclude short-term leases and leases of low-value assets. The weighted-average borrowing rate applied to these lease liabilities was 2.43 per cent. The corresponding right-of-use asset of £1,655 million was measured at an amount equal to the lease liabilities, adjusted for lease liabilities recognised at 31 December 2018 of £97 million. The right-of-use asset and lease liabilities are included within Property, plant and equipment and Other liabilities respectively. There was no impact on shareholders’ equity.

In applying IFRS 16 for the first time, the Group has used a number of practical expedients permitted by the standard; the most significant of which were the use of a single discount rate to a portfolio of leases with reasonably similar characteristics; reliance on previous assessments of whether a lease is onerous; and the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease. The Group has also elected not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

20.                     Ultimate parent undertaking

The Bank’s ultimate parent undertaking and controlling party is Lloyds Banking Group plc which is incorporated in Scotland. Lloyds Banking Group plc has filed an Annual Report on Form 20-F for the year to 31 December 2018 with the Securities and Exchange Commission, it is available for download from www.lloydsbankinggroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	31 July 2019